Exhibit 99.1

Cuprina Secures Exclusive Rights to Southeast Asia’s First UNIDO/GEF-

Demonstrated Medical Waste Recycling Technology

SINGAPORE, September 9, 2025 – Cuprina Holdings (Cayman) Limited (Nasdaq: CUPR) (“Cuprina” or “the Company”), a biomedical and biotechnology company dedicated to the development and commercialization of products for the management of chronic wounds and infertility, as well as cosmeceuticals for the health and beauty sector, today announced it has secured exclusive licensing rights to Southeast Asia’s first medical waste recycling technology developed under the oversight of the United Nations Industrial Development Organization (UNIDO) and the Global Environment Facility (GEF), the major alliance supporting developing countries in achieving global environmental benefits.

The license, signed by Cuprina with China-based Zhejiang Heliang Technology Co., Ltd., covers Singapore and an option to expand into ten additional Southeast Asian countries.

As opposed to current medical waste technologies which incinerate waste and send its ash to landfills – a method that releases toxic emissions and strains Singapore’s already limited landfill capacity – the new technology uses advanced high-temperature steam treatment to sterilize and decontaminate medical waste, particularly plastic-based materials. Once clean, these materials are sorted and recycled into high-value resins and converted into sustainable raw materials that re-enter the economy.

The technology has gained validation over two decades via collaboration between Chinese authorities, UNIDO, and GEF, as well as via ISO certifications (9001, 14001, 45001) and extensive regulatory approvals.

Cuprina intends to apply for the operating licenses required in Singapore to construct a facility for the new technology, and is also engaging with the nation’s leading toxic waste disposal companies to integrate these processes seamlessly into the national waste management framework.

By establishing Singapore as the first hub for the technology outside of China, Cuprina aims to capture significant growth opportunities across Southeast Asia, where many governments are tightening environmental standards.

In Singapore, biohazardous medical waste increased from 4,400 tons in 2016 to 5,700 tons in 2020, an average annual increase of around 5%, driven by greater healthcare demand and tighter infection control measures (MOH Singapore).

According to a recent study by Grand View Research, the global medical waste management market was valued at USD 34.06 billion in 2023 and is projected to reach USD 59.42 billion by 2030, growing at 8% annually with Asia-Pacific the fastest-growing global region.

“This isn’t just about new equipment—it’s about bringing in a globally validated technology that has been refined, certified, and proven over two decades,” said Cuprina CEO David Quek Yong Qi. “By securing exclusive rights for Southeast Asia, Cuprina expects to lead the transition from incineration and landfill toward a new model that protects public health, safeguards the environment, and creates long-term value for our shareholders.”

About Cuprina Holdings (Cayman) Limited

We are a Singapore-based biomedical and biotechnology company that is dedicated to the development and commercialization of innovative products for the management of chronic wounds, as well as operating in the health and beauty sectors. Our expertise in biomedical research allows us to identify and utilize materials derived from natural sources to develop wound care products in the form of medical devices which meet international standards. For more information, please visit https:// www.cuprina.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Any forward-looking statements contained in this press release speak only as of the date hereof, and Cuprina Holdings (Cayman) Limited specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law.

Cuprina Holdings (Cayman) Limited Investor Contact

Investor Relations

c/o Blk 1090 Lower Delta Road #06-08

Singapore 169201

+65 8512 7275

Email: ir@cuprina.com.sg

Investor Relations Inquiries:

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